Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Nine Months Ended September 30, 2020 and 2019
($ in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Basic:

Net income	$36,474	$25,454	$85,524	$151,442
Weighted average number of common shares during the period (in thousands)	41,916	41,785	41,865	41,715

Net income per share – basic	$0.87	$0.61	$2.04	$3.63

Diluted:

Net income	$36,474	$25,454	$85,524	$151,442
Weighted average number of common shares during the period	41,916	41,785	41,865	41,715
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	33	100	45	80
Common stock units related to deferred compensation for employees	—	—	—
Restricted common stock units related to incentive compensation	109	145	103	116
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,058	42,030	42,013	41,911

Net income per share – diluted	$0.87	$0.60	$2.03	$3.61